Filed by Royal Bank of Canada
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
 under the Securities Exchange Act of 1934
Subject Company: City National Corporation
(Commission File No. 1-10521)

[The following are slides made available to employees of City National Corporation on January 22, 2015.]

 About RBC  *  ABOUT RBC

 *  COMMITTED TO OUR VISION,GUIDED BY OUR VALUES   OUR VISION: Always earning the right to be our clients’ first choice  Service  Teamwork  Responsibility  Diversity  Integrity  OUR VALUES:  We are one of North America’s leading diversified financial services companies, providing personal and commercial banking, wealth management, insurance, investor and treasury services and capital markets capabilities on a global basis. These five businesses are supported by our professionals in Technology & Operations and Functions (e.g. Finance, Risk and Compliance, Human Resources) groups.

 *  A FOCUSED STRATEGY   IN CANADAto be the undisputed leader in financial services  GLOBALLYto be a leading provider of capital markets, investor and wealth management solutions  IN TARGETED MARKETSto be a leading provider of select financial services complementary to our core strengths  OUR STRATEGIC GOALS:

A GLOBAL LEADER WITH A RICH HISTORY

- **12th** largest bank **globally**
- **5th** in **North America**
- **1st** in **Canada**

by market capitalization



Global Ranking
(Market capitalization, US$B)
As at Dec. 31, 2014
#12
284
271
234
208
191
188
182
178
164
113
107
100
96
88
84
84
74
72
66
66
Wells Fargo
ICBC
JP Morgan
China Construction Bank
Agricultural Bank of China
Bank of America
HSBC
Bank of China
Citigroup
CBA
Santander
RBC
American Express
TD
Westpac
Lloyds
BNP
Aust and NZ Banking
National Australia Bank
UBS



~40 countries
~78,000 employees
~16 million clients
4.5+ million active online & mobile clients
~1,400 branches

Our rich history dates back more than 150 years

- **1864-1901:** Established branches coast to coast in Canada.
- **1899:** Established an office in New York.
- **1910:** Established first branch in London, England.
- Learn more about RBC's milestones at *rbc.com/history*

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 *  DELIVERING FINANCIAL STRENGTH & STABILITY  We have a record of strong total shareholder returns (TSR), underpinned by consistent financial performance and earnings growth. In 2014, we reported record performance across all business segments and grew earnings by 8%, increased our quarterly dividend by 12%, delivered strong return on equity and maintained a robust capital ratio. Our credit ratings are among the strongest of banks globally.  Moody’s  S&P  Aa3  AA-  Negative  Negative  Fitch  DBRS  AA  AA  Stable  Stable  2012 2013 2014  2012 2013 2014  2012 2013 2014  2004 2014  All figures are in C$, unless otherwise noted.  Credit ratings

A DIVERSIFIED BUSINESS MODEL PROVIDES STABILITY AND OPPORTUNITY

Personal & Commercial Banking

- #1 or #2 market share in all domestic retail product categories
- Continuing to gain profitable market share

Wealth Management

- Leading global wealth and asset manager and #1 in Canada
- Among the fastest-growing asset managers in the world

Insurance

- Among the fastest-growing insurance organizations in Canada

Investor & Treasury Services

- Top 10 global custodian

Capital Markets

- Top 10 global investment bank
- #1 in Canada



RECORD 2014 EARNINGS C$9.0B
51% PERSONAL & COMMERCIAL BANKING
12% WEALTH MANAGEMENT
9% INSURANCE
5% INVESTOR & TREASURY SERVICES
23% CAPITAL MARKETS

For additional detail about rankings, please refer to the 2014 RBC Annual Report, p.4.

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 *  BEING AN EMPLOYER OF CHOICE  RBC employer recognition2010 Catalyst Award for Diversity, an annual global award for exceptional commitment to building inclusive workplaces 2014 Best Workplaces in Canada by The Great Places to Work Institute, for the 6th consecutive year2014 Canada’s Top Employers for Young People by Mediacorp Canada Inc.   What makes RBC a great place to work?Highly-engaged employees: Working here is about making a difference, knowing our contributions matter and being proud of what we do for our clients, communities, and each other. Values-based culture: Our leadership team sets the tone for our culture of integrity and high performance. Together, we excel in a culture of collaboration, shared passion for client success and commitment to diversity and inclusion.Career opportunities: We offer rich career growth opportunities, purposeful work and competitive rewards to build winning careers.Community impact: We are committed to the communities where we live and work, and actively invest our time and resources to have a positive impact.

BEING CLIENT-FOCUSED

How do we bring the best to our clients?

•**Client-focused:** We put clients at the center of everything that we do.

•**Trust:** The key to our success is trust. Clients trust us to help them achieve their financial goals.

•**Advice:** We are always looking for ways to innovate and meet the evolving needs of our clients with the advice they need, when they need it.

In 2014, we were:

- Recognized as **Global Retail Bank of the Year** by Retail Banker International
- Named **Bank of the Year** for Canada by *The Banker* magazine
- Recognized for **Best-in-class** client service, wealth planning and trust offerings by Private Banker International
- Received **Best Banking** awards from Ipsos for financial planning, advice and channel excellence
- Named one of the **World's Most Admired Companies** by *Fortune*

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*  HELPING TO MAKE COMMUNITIES STRONGER  In 2014, we committed more than $100 million globally to causes that will have a positive and lasting social, economic and environmental impact for generations to come.More than 8,000 employees, their families and friends participated in support of local children’s charities as part of the RBC Run/Race for the Kids, which took place in seven cities around the world. Nearly 2,500 employees received volunteer grants to empower individuals and teams to make a difference in their communities.  Named to the 2015 Dow Jones Sustainability World Index for a 15th consecutive yearIn 2013, RBC was the only Canadian bank included on Corporate Knights’ Global 100: Most Sustainable Corporations in the World  To help provide access to drinkable, swimmable, fishable water now and for future generations.  To help kids reach their full potential, we support them through arts, sports, wellness, education and employment programs.  All figures are in C$, unless otherwise noted.

 *  For more information, please visit rbc.comor read our online annual report: rbc.com/ar2014

 Caution regarding forwarding looking statements   Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of City National Corporation by Royal Bank of Canada, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of Royal Bank of Canada and City National Corporation. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where Royal Bank of Canada and City National Corporation do business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof; the effects of competition in the markets in which Royal Bank of Canada and City National Corporation operate; judicial or regulatory judgments and legal proceedings; Royal Bank of Canada’s ability to complete the acquisition and integration of City National Corporation successfully; and other factors that may affect future results of Royal Bank of Canada and City National Corporation including timely development and introduction of new products and services, Royal Bank of Canada’s ability to cross-sell more products to customers and technological changes.We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in Royal Bank of Canada’s 2014 Annual Report on Form 40-F and City National Corporation’s 2013 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at the SEC’s website (http://www.sec.gov). Royal Bank of Canada’s material general economic assumptions underlying certain of the forward-looking statements in this press release are set out in its 2014 Annual Report under the heading “Overview and Outlook – Economic and market review outlook” and for each business segment under the heading “Outlook and priorities”.

 IMPORTANT ADDITIONAL INFORMATIONIn connection with the proposed transaction, Royal Bank of Canada will file with the SEC a Registration Statement on Form F-4 that will include a Proxy Statement of City National Corporation and a Prospectus of Royal Bank of Canada, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Royal Bank of Canada and City National Corporation will be submitted to City National Corporation’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF CITY NATIONAL CORPORATION ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Royal Bank of Canada and City National Corporation, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Royal Bank of Canada, 200 Bay Street, 4th Floor, North Tower, Toronto, ON, M5J 2W7, Attention: Investor Relations, 416-955-7802 or to City National Corporation, Investor Relations, 555 South Flower Street, 9th Floor, Los Angeles, CA 90071, 213-673-7615.PARTICIPANTS IN THE SOLICITATIONRoyal Bank of Canada, City National Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Royal Bank of Canada’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2014, which was filed with the SEC on December 3, 2014, and its notice of annual meeting and management proxy circular for its 2014 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on January 31, 2014. Information regarding City National Corporation’s directors and executive officers is available in City National Corporation’s proxy statement for its 2014 annual meeting filed on Schedule 14A, which was filed with SEC on March 11, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.